Mail Stop 4561

August 18, 2008

By U.S. Mail and Facsimile to (212) 310-8007

Charles E. Bradley, Jr.
Chairman of the Board, President and Chief Executive Officer
Consumer Portfolio Services, Inc.
16355 Laguna Canyon Road
Irvine, California 92618

      Re: Consumer Portfolio Services, Inc.
              Registration Statement on Form S-3
              Filed August 12, 2008
              File No. 333-152969

Dear Mr. Bradley:

We have limited our review of your filing to the issues addressed in our comment below. As indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Shareholders, page 4

1.   We note the disclosure in footnote 1 that Citigroup Global Markets has identified itself as a broker-dealer. Please revise the disclosure here or in the Plan of Distribution section to state that Citigroup Global Markets "is an underwriter." We note the current disclosure on page 7 that each of the selling shareholders "may be deemed to be an 'underwriter'…."

Closing Comments

Please amend your registration statement in response to this comment. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact me at (202) 551-3436 if you have any questions regarding this comment.

Sincerely,

Gregory Dundas
Senior Counsel

cc: Alexander D. Lynch, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

Mitchell S. Cohen, Esq.
Irell & Manella LLP
1800 Avenue of the Stars, Suite 900
Los Angeles, California 90067